Exhibit 12.1

WALTER INVESTMENT MANAGEMENT CORP.

Ratio of Earnings to Fixed Charges, Combined Fixed Charges and Preferred Stock Dividends(1)

(Dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings(2)
Income (loss) from continuing operations	$(2,801)	$38,345	$37,618	$5,536	$38,793	$45,749
Additions:
Fixed charges(2)
Interest expense	89,389	81,729	88,647	100,160	116,084	115,476
Interest portion of rent expense	3	—	—	—	—	—

Adjusted earnings	$86,591	$120,074	$126,265	$105,696	$154,877	$161,225

Fixed charges (from above)	$89,392	$81,729	$88,647	$100,160	$116,084	$115,476
Ratio of earnings to fixed charges(3)	—	1.47	1.42	1.06	1.33	1.40

(1)	During the periods indicated, we had no outstanding shares of preferred stock. Accordingly, our historical ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges in all periods presented.
(2)	We computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense, including the interest portion of lease rental expense.
(3)	Due to our loss from continuing operations for the nine months ended September 30, 2011, the coverage ratio was less than 1.00 to 1.00. We required additional earnings of $2,801 to achieve coverage of 1.00 to 1.00. The loss during the nine months ended September 30, 2011 included transaction costs related to the Green Tree Acquisition.